UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Investor Relations	Paris, March 10th, 2004

Jean-François Dehecq, Chairman and Chief Executive Officer of Sanofi-Synthelabo will present the Group comments on Aventis1 “Note d’information en réponse” (official response) to the share and cash offer on Aventis shares at a meeting for financial analysts, institutional investors and journalists :

Thursday March 11th, 2004 at 14h30 Paris time (GMT+1)
(1:30 p.m. London time — GMT)

HOTEL D’EVREUX
19 Place Vendôme – 75001 PARIS

The meeting will be conducted in French with simultaneous English translation

The presentation will be accessible on our website : www.sanofi-synthelabo.com

It will be possible to participate in the conference by dialing the following numbers 10 minutes before the conference starts:

France :	0 800 945 127/0 800 945 126	code : ocean
United Kingdom :	0 800 917 08 64/0 800 358 23 39	code : ocean
USA :	1 800 257 70 63	code : ocean
Germany :	0 800 101 19 65	code : ocean

1)	Registered with AMF on March 4th, 2004 under number 04-135

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe	US
Tel : + 33 1 53 77 45 45	Tel. : 1 212 551 42 93
Fax : + 33 1 53 77 42 96	Fax : 1 212 551 49 92

Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthélabo.

In accordance with article 7 of COB regulation n° 2002.04, this press release was transmitted to “Autorité des Marchés Financiers” before its release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2004	SANOFI-SYNTHÉLABO

	By:	/s/ Marie-Hélène Laimay

Name: Marie-Hélène Laimay Title: Senior Vice President and Chief Financial Officer